

Mail Stop 4561

April 29, 2016

Patrick Soon-Shiong, M.D., FRCS (C), FACS
Chairman and Chief Executive Officer
Nant Health, LLC
9920 Jefferson Blvd.
Culver City, CA 90230

> **Re:**   **Nant Health, LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 4, 2016**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 15, 2016**
> **CIK No. 0001566469**

Dear Dr. Soon-Shiong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2015 letter.

Prospectus Summary

Our Opportunity to Address Transformative Shifts Across the Healthcare Continuum, page 3

1.   Please provide support for your assertion that the potential global market for CLINICS, including GPS Cancer, exceeds $50 billion.

Our Unique Scale and Adoption Across the Entire Healthcare Continuum, page 5

2.   We note your responses to prior comments 4-6. As general matter, you refer to numerous statistics under this sub-heading to demonstrate the scale and adoption of your solutions within your knowledge, delivery and payor domains; however, the significance of these statistics to your business is not entirely clear. Please revise your discussion, both here and elsewhere as applicable, to disclose the following:

    • the number of revenue-generating clients for each of your domains;

    • the definition of the terms "active users" and "lives";

    • the relationship, if any, between these defined terms and your revenues; and

    • the date as of which the statistics speak and what consideration you have given to providing comparative information for prior fiscal periods.

    For those statistics that are not key to understanding your business and that have no direct relationship to your revenues, such as the number of vital signs and medical devices, consider removing them from the summary section and discussing them elsewhere in your prospectus to the extent necessary.

Payor Domain, page 5

3.   Please provide support for your statement that approximately 60% of physicians nationwide are connected to your NaviNet Open app and revise to clarify whether this means they have used the app.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Preliminary Pro Forma Financial Statement Adjustments, page 70

4.   You disclose in adjustment (B) on page 71 that the contingent consideration payable in the NaviNet acquisition is based on whether the former owners of NaviNet generate revenues exceeding certain thresholds in 2016 and 2017. Please tell us how you concluded that this arrangement should be accounted for as contingent consideration and not a contingent sales incentive pursuant to ASC 605-50-25-7.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 77

5.   Your measure of EBITDA includes adjustments for other (income)/loss, net and (income)/loss from equity method investments, which differs from how that measure is

defined in SEC Release No. 33-8176. Please revise your filing to provide a title that distinguishes this measure from the measure of EBITDA as defined in that Release. Refer to Question 103.01 of our Non-GAAP Compliance and Disclosure Interpretations.

Results of Operations, page 82

6.   You disclose on page 132 that your sales cycle can vary significantly based on the domain, type of solution and size of the client. Please tell us your consideration for disclosing revenues by type of solution, domain and separately for large and smaller clients, so that a reader may understand how trends in these types of sales impacted your results of operations during the reported periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Contractual Obligations, Commitments and Contingencies, page 89

7.   Please clarify why you do not present the minimum payments due to NantOmics under the Reseller Agreement in your tabular presentation. Refer to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 90

8.   We note that you no longer consider the accounting for goodwill and intangible assets as a critical accounting policy. Please tell us why you considered this policy to be critical at December 31, 2014 but not December 31, 2015, particularly in light of the fact that the significance of goodwill and intangibles to your total assets increased during 2015.

9.   We note your response to our prior comment 21 and your revised disclosure that you performed a qualitative test upon reorganization. In light of your statement that "no reporting units were at risk," please clarify for us whether you performed a quantitative test on any of your historical annual testing dates. If so, please provide the disclosure previously requested or disclose that the fair value of your reporting units was significantly in excess of carrying value, if true. Also, specifically clarify whether you have multiple reporting units for which you evaluate goodwill impairment.

Business

Our unique scale and adoption across the entire healthcare continuum, page 98

10.   In response to prior comment 4 you disclosed that over ten large, national self-insured entities have "access" to eviti through direct and reseller relationships. Please revise to clarify whether you generate revenue from these relationships.

Our Clients, page 131

11.   We note the revisions made in response to prior comment 23. Please revise to describe the type of clients for each of your platforms (i.e., your Knowledge, Provider and Payor platforms) and disclose the current number of revenue-generating clients for each platform.

12.   Disclosure on page F-92 indicates that two NaviNet, Inc. related-party customers accounted for $11.8 million and $12.0 million of NaviNet's revenue for fiscal year 2015. On a pro forma combined basis, this would have accounted for 10.5% and 10.6% of Nant Health's total net revenue for fiscal year 2015. Accordingly, please revise to describe the material terms of your agreements with these customers and tell us whether they are related parties of Nant Health.

Certain Relationships and Related Party Transactions

Agreement with Allscripts Healthcare, LLC, page 160

13.   We note that you made no payments to Allscripts under the Mutual License and Reseller Agreement for the fiscal year ended December 31, 2015. Please clarify whether you received any payments from Allscripts under the agreement.

Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

14.   You appear to account for the revenue earned and expenses paid to NantOmics related to your exclusive reseller agreement on a gross basis. Please tell us the factors considered when determining that accounting for this arrangement on a gross basis was appropriate. Also, tell us how you considered the minimum annual fee due in concluding that revenue under this arrangement has been earned prior to the point at which the minimum annual threshold has been reached. Refer to ASC 605-45-45.

15.   Refer to our prior comment 33. Please revise your filing to disclose the amount of revenue earned from third party resellers, as previously requested. We note your response that disclosure was made on pages F-10 and F-11; however, no such disclosures were noted.

Note 16. Redeemable Series F Units, page F-34

16.   Please tell us the factors considered when concluding that an IPO was certain of occurring as of December 31, 2014, and that adjustment of the carrying value of the Units to redemption value was not required. Refer to ASC 480-10-S99.

Note 19. Related Party Transactions

Related Party Receivables and Payables, page F-39

17.   Please tell us your basis for accounting for the amounts received from the university as a deemed capital contribution, including any accounting literature you relied on. Also, clarify the nature of the non-profits and describe the type of influence or control the CEO had or has on these entities.

Note 20. Subsequent Events, page F-40

18.   We note your disclosure revisions and response to our prior comment 36. Please clarify the following:

- Please specifically disclose whether your majority shareholder intends to cause you to convert to a corporation.

- Please specifically clarify the disclosure that no further action from your board of directors or equity holders is needed to effect the conversion in light of the fact that you have not disclosed any actions by these groups to date. Specifically disclose any actions taken to date by these groups.

- Describe why the approval of the Company is necessary to effect the conversion. Based on your disclosure it appears that NantWorks and/or your CEO have the ability to force a conversion regardless of whether the Company has approved it.

- It remains unclear how you determined that this conversion was not a subsequent event required to be disclosed pursuant to ASC 855-10-5-2. Please provide additional analysis responsive to our comment or revise your filing to provide disclosure of the conversion as a subsequent event. Also, tell us how you considered whether pro forma disclosure of the conversion was required within your financial statements pursuant to ASC 855-10-5-3.

Patrick Soon-Shiong, M.D., FRCS (C), FACS
Nant Health, LLC
April 29, 2016
Page 6

NantOmics, LLC Consolidated and Combined Financial Statements

Years Ended December 31, 2015, 2014 and 2013

Note 13. Related Party Transactions, page F-66

19.   A significant portion of your revenue appears to be generated from the university
        agreement as disclosed on page F-67. We also note disclosure on page F-39 that
        NantHealth recorded this transaction as a capital contribution due to the fact that it was
        arranged by an entity under common control. Please tell us the factors considered when
        determining it was appropriate to record amounts received from NantHealth under this
        arrangement as revenue and not a capital contribution considering that NantOmics is also
        under the common control of the CEO.

General

20.   We are currently reviewing your confidential treatment request. Please be advised that
        we will transmit comments, if any, under separate cover.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding
comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions. If you require
additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                    Sincerely,

                                                    /s/ Maryse Mills-Apenteng

                                                    Maryse Mills-Apenteng
                                                    Special Counsel
                                                    Office of Information Technologies
                                                    and Services

cc: Martin J. Waters, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.